15046825

PUBLIC

UNITEDSTATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

SEC Mail Processing Section MAR 02 2015 Washington DC 404

C M

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Japaninvest Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, Suite 1703
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean Forbes 212-867-8065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd (Address) Woodbury (City) NY (State) 11797-2921 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

OATH OR AFFIRMATION

I, Sean Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Japaninvest Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Principal

Title

Notary Public

TAHLIA MARIE PANKAU
Notary Public - State of New York
NO. 01PA6293461
Qualified in Queens County
My Commission Expires Dec 9, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAPANINVEST INC. d/b/a Ji ASIA
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 202,616
Receivable from brokers	224,110
Furniture and equipment, net of accumulated depreciation of $20,096	25,498
Prepaid expenses	39,896
Due from affiliate	162,013
Deposits and other assets	37,963
TOTAL ASSETS	$ 692,096

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 173,539
Commitments	
STOCKHOLDER'S EQUITY	
Common stock, $500 par value, 200 shares authorized, issued and outstanding	100,000
Additional paid-in capital	789,387
Accumulated deficit	(370,830)
Total Stockholder's Equity	518,557
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 692,096

See accompanying summary of business and significant accounting policies and notes to financial statements.

Ji ASIA

Member FINRA/SIPC

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

February 27, 2015

U.S. Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Enclosed please find two copies each of our audited **Financial Statements and Supplemental Schedules** with **Form X-17A-5**, **Report of Independent Registered Public Accounting Firm**, **SIPC Assessment Reconciliation**, and our **Statement of Financial Condition** with **Form X-17A-5** for Japaninvest Inc., a registered broker dealer and FINRA member #132201, for the fiscal year ended December 31, 2014.

Please direct any related questions to Sean Forbes at 212-867-8065.

Sincerely,

Sean M. Forbes
Executive Principal

Japaninvest Inc. (Ji ASIA), 800 Third Avenue, Suite 1703, New York, NY 10022; Tel. 212-867-7300; Fax 212-867-8142